Exhibit 12

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Six Months
	Ended		Years Ended December 31,
	June 30, 2015		2014	2013	2012	2011	2010

Income (loss) from continuing operations before income taxes	$(227,819)		1,252,270	1,472,687	1,368,010	1,167,875	1,115,639

Distributions greater than equity in earnings of affiliates	2,361		4,962	5,204	6,648	2,622	5,343

Previously capitalized interest charged to earnings during period	13,575		19,760	16,896	18,061	18,757	29,401

Interest and expense on indebtedness, excluding capitalized interest	56,728		115,819	71,900	14,932	40,700	34,728

Interest portion of rentals(1)	13,478		46,528	44,478	42,103	42,235	44,122

Earnings (loss) before provision for taxes and fixed charges	$(141,677)		1,439,339	1,611,165	1,449,754	1,272,189	1,229,233

Interest and expense on indebtedness, excluding capitalized interest	56,728		115,819	71,900	14,932	40,700	34,728

Capitalized interest	3,208		20,605	52,523	39,173	15,131	18,444

Interest portion of rentals(1)	13,478		46,528	44,478	42,103	42,235	44,122

Total fixed charges	$73,414		182,952	168,901	96,208	98,066	97,294

Ratio of earnings to fixed charges	–	(2)	7.9	9.5	15.1	13.0	12.6

 (1)Calculated as one-third of rentals.  Considered a reasonable approximation of interest factor.

(2)Earnings for the six-month period ended June 30, 2015 were inadequate to cover fixed charges by $215,091.